Exhibit 4.5

Summary Translation of

Loan Agreement for Working Capital

Lender: Industrial Bank Co., Ltd Taian Branch

Borrower: Shandong Taiying Technology Co., Ltd

1.     Purpose of loan agreement.

The purpose of the loan agreement is to allow the Borrower to finance its working capital needs (including equipment purchases).

2.    Amount of loan and term.

Withdrawal	Amount of Loan	Loan Period
Loan Withdrawal 1	RMB 2,000,000	September 21, 2015 to September 20, 2016

Loan Withdrawal 2	RMB 3,000,000	July 16, 2015 to July 16, 2016

Loan Withdrawal 3	RMB 5,000,000	July 10, 2015 to July 9, 2016

Total	RMB 10,000,000

3.    Interest rate and method of payment.

Interest shall be paid on the 20th day of every month. The interest rate is fixed during the term, and the annual borrowing interest rate formula is as below.

Withdrawal	Amount of Loan	Annual Borrowing Interest Rate Formula
Loan Withdrawal 1	RMB 2,000,000	PBC RMB Loan Benchmark Rate (One-Year)×1.39

Loan Withdrawal 2	RMB 3,000,000	PBC RMB Loan Benchmark Rate (One-Year)×1.34

Loan Withdrawal 3	RMB 5,000,000	PBC RMB Loan Benchmark Rate (One-Year)×1.34

4.    Repayment Date.

The Borrower shall repay all loan proceeds in a lump sum on the maturity date.

5.    Prepayment.

The Borrower must obtain the Lender’s written consent if it desires to prepay the loan in advance of its maturity date. There is no prepayment penalty if the Lender accepts the Borrower’s prepayment request.

6.    Guarantee.

The loan is guaranteed by Gary Wang and Taishan Venture Investment Co., Ltd.

7.    Liability of breach of contract.

If there is a breach of the terms of the agreement, the Lender has the right, among other actions, to: 1) accelerate the loan (including all fees, costs and interest); 2) unilaterally terminate the agreement; and 3) deduct from the Borrower’s bank accounts opened at the Lender without judicial process, to pay principal, interest and other expenses due pursuant to the agreement.

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8.    Loan recall and cross default.

The Lender has the right to recall the loan and implement cross default provisions if the Borrower:

●	provides false documents or fails to disclose material facts; and

●	alters the purpose of the loan without Lender consent.

9.    Non-material terms.

The loan agreement contains terms concerning the following non-material matters, which have been omitted from this summary:

●	Precondition for withdrawal;

●	Account supervision and payment of loan;

●	Repayment of capital and interest;

●	Notice provisions;

●	Law application and jurisdiction;

●	Notarization;

●	Obligations and promises; and

●	Obligation to reveal major transactions.

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